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MAR 01 2017
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17016577

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-050894

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MFD Distributor, LLC**

OFFICIAL USE ONLY

FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 Science Drive
(No. and Street)

Madison	**Wisconsin**	**53711**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth A. Dettman **(608) 274-0300**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MFD Distributor, LLC

Financial Report
December 31, 2016

Filed as PUBLIC information pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934.

OATH OR AFFIRMATION

I, **Elizabeth A. Dettman**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MFD Distributor, LLC**, as of **December 31, 2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Elizabeth A. Dettman
Signature

CFO
Title

NOTARY PUBLIC
DENISE M. MAZZARA
STATE OF WISCONSIN

Denise M. Mazzara
Notary Public Exp: 3-1-2019

This document was signed before me on 2/7/2017 by Elizabeth A. Dettman

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (bound under separate cover).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
MFD Distributor, LLC

We have audited the accompanying statement of financial condition of MFD Distributor, LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in member's capital and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II and III (the Supplementary Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

Chicago, Illinois
February 7, 2017

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

MFD Distributor, LLC

Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	47,467
Prepaid expenses		16,909
Accounts receivable		2,103
Due from affiliate, net		639
Total Assets	$	67,118

Liabilities and Member's Capital		
Liabilities:		
Accrued expenses	$	950
Member's capital		66,168
Total Liabilities and Member's Capital	$	67,118

The accompanying notes are an integral part of these financial statements.

MFD Distributor, LLC

Statement of Operations
Year Ended December 31, 2016

Revenue:		
Dealer and underwriter concessions	$	132,176
12b-1 service fee commissions		2,835
		135,011
Expenses:		
Expenses allocated from affiliates		254,148
Expenses reimbursed from affiliate		(177,657)
Regulatory fees and expenses		35,090
Operating expenses		23,430
		135,011
Net income	$	-

The accompanying notes are an integral part of these financial statements.

MFD Distributor, LLC

Statement of Changes in Member's Capital
Year Ended December 31, 2016

Balance, December 31, 2015	$	66,168
Net income		-
Balance, December 31, 2016	$	66,168

The accompanying notes are an integral part of these financial statements.

MFD Distributor, LLC

Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities:		
Net income	$	-
Adjustment to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in prepaid expenses		825
Increase in accounts receivable		(564)
Decrease in due to/from affiliate, net		666
Decrease in accrued expenses		(475)
Net cash provided by operating activities		452
Increase in cash		452
Cash:		
Beginning of the year		47,015
Ending of the year	$	47,467

The accompanying notes are an integral part of these financial statements.

MFD Distributor, LLC

Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

MFD Distributor, LLC (the Company) is a Wisconsin limited liability company formed on December 19, 1997. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of Madison Investment Holdings, Inc. (MIH). The Company's sole business activities are to serve as the marketing agent and distributor of various mutual funds which are managed by Madison Asset Management, LLC (MAM), whose voting shares are wholly owned by MIH, and collectively referred herein as the Madison Funds and the Ultra Series Fund.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of Rule 15c3-3. Essentially, the requirements of Paragraph (k)(1) provide that the Company limits its transactions to the purchase, sale and redemption of redeemable securities of mutual funds and promptly transmits all funds received and delivers securities to customers.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows generally accepted accounting principles (GAAP) as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Dealer and underwriter concessions are earned on the sale of Class A shares of the Madison Funds. 12b-1 service fee commissions are earned on shares held directly with the Madison Funds and the Ultra Series Fund. 12b-1 service fee commissions are earned as such services are provided. Dealer and underwriter concessions are recorded on a trade-date basis as securities transactions occur.

Income taxes: As a wholly owned subsidiary of MIH, the Company is not subject to federal income tax, but may be subject to certain state taxes. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2016, management has determined that there are no material uncertain income tax positions.

The Company is not subject to examination by U.S. federal or state taxing authorities for tax years before 2013.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Recent accounting pronouncements: In May 2014, the FASB issued Accounting Standard Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606).* The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: Step 1: Identify the contract(s) with a customer. Step 2: Identify the performance obligations in the contract. Step 3: Determine the transaction price. Step 4: Allocate the transaction price to the performance obligations in the contract. Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

ASU 2014-09 also specifies the accounting for some costs to obtain or fulfill a contract with a customer. In addition, ASU 2014-09 requires that an entity disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The initial effective date of ASU 2014-09 was for fiscal periods beginning after December 15, 2016. However, in August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,* which deferred the effective date to fiscal periods beginning after December 15, 2017. The Company is currently evaluating the impact that adoption of this ASU will have on its financial statements.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued and noted none.

Note 2. Significant Business Relationships and Related-Party Transactions

The Company relies entirely on the operational support of MIH and MAM for its day-to-day staffing and operations.

All persons associated with the Company are or were employees or officers of MIH and such firms share office space and supplies among each other. The relationship between the Company, MIH and MAM is documented in service agreements between the companies. MIH and MAM's combined service agreement is documented in a Compensation and Reimbursement Agreement dated July 1, 2009 (collectively, the Service Agreements), and amended and restated dated January 1, 2013. MAM will reimburse MFD an amount equal to the amounts of MFD's regulatory and other expenses which exceed any 12b-1 fees, front end sales loads or contingent deferred sales charges received by MFD from the funds. The Service Agreements will terminate in the event the respective affiliated investment adviser ceases to serve as the investment advisor to the Madison Funds and/or the Ultra Series Fund.

The Company earned $132,176 of dealer and underwriter concessions from the Madison Funds for the year ended December 31, 2016. The Company had expense reimbursements from MAM in the amount of $177,657 and was allocated $254,148 of expenses from MAM for the year ended December 31, 2016. The due from affiliate, net, balance on the statement of financial condition consists primarily of the net receivable related to the amounts noted above.

Note 3. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $46,517, which was $41,517 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

Note 4. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

MFD Distributor, LLC

Computation of Net Capital Under Rule 15c3-1
December 31, 2016 **Schedule I**

Net capital:		
Total member's capital	$	66,168
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		16,909
Accounts receivable		2,103
Due from affiliate, net		639
Net capital		46,517
Computation of basic net capital requirement, minimum net capital required		5,000
Excess net capital	$	41,517
Aggregate indebtedness	$	950
Ratio: Aggregate indebtedness to net capital		0.02 to 1

Note: There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2016.

MFD Distributor, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2016 **Schedule II**

None, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(1) thereof.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2016 **Schedule III**

None, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(1) thereof.

MFD Distributor, LLC

Financial Report
December 31, 2016

Filed as PUBLIC information pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires	March 31, 2017
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-050894

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MFD Distributor, LLC**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 Science Drive
(No. and Street)

Madison	**Wisconsin**	**53711**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth A. Dettman **(608) 274-0300**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Elizabeth A. Dettman**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MFD Distributor, LLC**, as of **December 31, 2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Elizabeth A. Dettman
Signature

CFO
Title

NOTARY PUBLIC
DENISE M. MAZZARA
STATE OF WISCONSIN

Denise M. Mazzara
Notary Public Exp: 3-1-2019

This document was signed before me on 2/7/2017 by Elizabeth A. Dettman

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (bound under separate cover).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
MFD Distributor, LLC

We have audited the accompanying statement of financial condition of MFD Distributor, LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in member's capital and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II and III (the Supplementary Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

Chicago, Illinois
February 7, 2017

MFD Distributor, LLC

Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	47,467
Prepaid expenses		16,909
Accounts receivable		2,103
Due from affiliate, net		639
Total Assets	$	67,118
Liabilities and Member's Capital		
Liabilities:		
Accrued expenses	$	950
Member's capital		66,168
Total Liabilities and Member's Capital	$	67,118

The accompanying notes are an integral part of these financial statements.

MFD Distributor, LLC

Statement of Operations
Year Ended December 31, 2016

Revenue:	
Dealer and underwriter concessions	$ 132,176
12b-1 service fee commissions	2,835
	135,011
Expenses:	
Expenses allocated from affiliates	254,148
Expenses reimbursed from affiliate	(177,657)
Regulatory fees and expenses	35,090
Operating expenses	23,430
	135,011
Net income	$ -

The accompanying notes are an integral part of these financial statements.

MFD Distributor, LLC

Statement of Changes in Member's Capital
Year Ended December 31, 2016

Balance, December 31, 2015	$ 66,168
Net income	-
Balance, December 31, 2016	$ 66,168

The accompanying notes are an integral part of these financial statements.

MFD Distributor, LLC

Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities:	
Net income	$ -
Adjustment to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in prepaid expenses	825
Increase in accounts receivable	(564)
Decrease in due to/from affiliate, net	666
Decrease in accrued expenses	(475)
Net cash provided by operating activities	452
Increase in cash	452
Cash:	
Beginning of the year	47,015
Ending of the year	$ 47,467

The accompanying notes are an integral part of these financial statements.

MFD Distributor, LLC

Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

MFD Distributor, LLC (the Company) is a Wisconsin limited liability company formed on December 19, 1997. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of Madison Investment Holdings, Inc. (MIH). The Company's sole business activities are to serve as the marketing agent and distributor of various mutual funds which are managed by Madison Asset Management, LLC (MAM), whose voting shares are wholly owned by MIH, and collectively referred herein as the Madison Funds and the Ultra Series Fund.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of Rule 15c3-3. Essentially, the requirements of Paragraph (k)(1) provide that the Company limits its transactions to the purchase, sale and redemption of redeemable securities of mutual funds and promptly transmits all funds received and delivers securities to customers.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows generally accepted accounting principles (GAAP) as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Dealer and underwriter concessions are earned on the sale of Class A shares of the Madison Funds. 12b-1 service fee commissions are earned on shares held directly with the Madison Funds and the Ultra Series Fund. 12b-1 service fee commissions are earned as such services are provided. Dealer and underwriter concessions are recorded on a trade-date basis as securities transactions occur.

Income taxes: As a wholly owned subsidiary of MIH, the Company is not subject to federal income tax, but may be subject to certain state taxes. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2016, management has determined that there are no material uncertain income tax positions.

The Company is not subject to examination by U.S. federal or state taxing authorities for tax years before 2013.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Recent accounting pronouncements: In May 2014, the FASB issued Accounting Standard Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606).* The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: Step 1: Identify the contract(s) with a customer. Step 2: Identify the performance obligations in the contract. Step 3: Determine the transaction price. Step 4: Allocate the transaction price to the performance obligations in the contract. Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

ASU 2014-09 also specifies the accounting for some costs to obtain or fulfill a contract with a customer. In addition, ASU 2014-09 requires that an entity disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The initial effective date of ASU 2014-09 was for fiscal periods beginning after December 15, 2016. However, in August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,* which deferred the effective date to fiscal periods beginning after December 15, 2017. The Company is currently evaluating the impact that adoption of this ASU will have on its financial statements.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued and noted none.

Note 2. Significant Business Relationships and Related-Party Transactions

The Company relies entirely on the operational support of MIH and MAM for its day-to-day staffing and operations.

All persons associated with the Company are or were employees or officers of MIH and such firms share office space and supplies among each other. The relationship between the Company, MIH and MAM is documented in service agreements between the companies. MIH and MAM's combined service agreement is documented in a Compensation and Reimbursement Agreement dated July 1, 2009 (collectively, the Service Agreements), and amended and restated dated January 1, 2013. MAM will reimburse MFD an amount equal to the amounts of MFD's regulatory and other expenses which exceed any 12b-1 fees, front end sales loads or contingent deferred sales charges received by MFD from the funds. The Service Agreements will terminate in the event the respective affiliated investment adviser ceases to serve as the investment advisor to the Madison Funds and/or the Ultra Series Fund.

The Company earned $132,176 of dealer and underwriter concessions from the Madison Funds for the year ended December 31, 2016. The Company had expense reimbursements from MAM in the amount of $177,657 and was allocated $254,148 of expenses from MAM for the year ended December 31, 2016. The due from affiliate, net, balance on the statement of financial condition consists primarily of the net receivable related to the amounts noted above.

Note 3. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $46,517, which was $41,517 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

Note 4. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

MFD Distributor, LLC

Computation of Net Capital Under Rule 15c3-1
December 31, 2016 **Schedule I**

Net capital:		
Total member's capital	$	66,168
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		16,909
Accounts receivable		2,103
Due from affiliate, net		639
Net capital		46,517
Computation of basic net capital requirement, minimum net capital required		5,000
Excess net capital	$	41,517
Aggregate indebtedness	$	950
Ratio: Aggregate indebtedness to net capital		0.02 to 1

Note: There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2016.

MFD Distributor, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2016 **Schedule II**

None, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(1) thereof.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2016 **Schedule III**

None, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(1) thereof.

MFD Distributor, LLC

Exemption Report
December 31, 2016

Filed as PUBLIC information pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934.


RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Board of Directors
MFD Distributor, LLC

We have reviewed management's statements, included in the accompanying MFD Distributor, LLC's Exemption Report, in which (a) MFD Distributor, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1), (the exemption provisions) and (b) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Chicago, Illinois
February 7, 2017

MFD Distributor, LLC's Exemption Report

MFD Distributor, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)(1)*.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

MFD Distributor, LLC

I, Elizabeth A. Dettman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Elizabeth A. Dettman

Title: Chief Financial Officer

February 7, 2017

MFD Distributor, LLC

Exemption Report
December 31, 2016

Filed as PUBLIC information pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934.



RSM US LLP

Report of Independent Registered Public Accounting Firm

Board of Directors
MFD Distributor, LLC

We have reviewed management's statements, included in the accompanying MFD Distributor, LLC's Exemption Report, in which (a) MFD Distributor, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1), (the exemption provisions) and (b) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Chicago, Illinois
February 7, 2017

MFD Distributor, LLC's Exemption Report

MFD Distributor, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)(1)*.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

MFD Distributor, LLC

I, Elizabeth A. Dettman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Elizabeth A. Dettman

Title: Chief Financial Officer

February 7, 2017